SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, December 23, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.:	MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with CONASEV Resolution 107-2002-EF/94.10 for Material Events and Reserved Information and Other Communications, complies with notifying you of the following Material Event:

On December 23, 2009 and through the Lima Stock Exchange, Credicorp acquired 33’172,117 shares of Edelnor S.A.A. that represent 5.195% of the company’s total stock.  The shares were transferred by Credicorp’s subsidiary Inversiones Eléctricas Peruanas S.A.C. This operation represented a re-distribution between companies of the same economic group without altering the control group.

The transaction was made using own funds and financing obtained by Credicorp from third parties.

Sincerely,

/s/ Giuliana Cuzquen
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative